Exhibit (a)(1)(H)
Script for Conference Calls
I am [___] and [___] is here with me. We are here to answer any questions that you may have regarding the Offer to Exchange that Perot Systems has sent to your home address and to you via email. The Offer to Exchange describes a one-time opportunity for eligible employees to exchange for fully vested replacement stock options the performance options to purchase Perot Systems Common Stock that were issued pursuant to the agreement under which Perot Systems acquired the business of Solutions Consulting and that have an exercise price of $25 per share. Please read this document carefully before you make your decision whether to exchange your options.
In addition, a prospectus regarding our 2001 Long Term Incentive Plan is available for your review on TRAIN. The link to the prospectus is provided in the cover letter that accompanies the Offer to Exchange.
If you elect to exchange your eligible options, your replacement options will be exercisable for 90% of the total number of shares underlying your eligible options prior to the exchange. Shares purchased pursuant to the replacement options will not be subject to a holding period.
If you elect NOT to exchange your eligible options, your existing options will continue in force, but will become immediately vested. In addition, any shares that you purchase upon the exercise of these options will be subject to a restriction that requires you to hold the shares until March 31, 2010 (the original vesting date of the options).
The Offer to Exchange will end at 6:00 p.m. Eastern Time on December 15, 2005, unless we extend it.
Your eligibility to participate in the Offer to Exchange depends on your being an employee continuously from the time the offer commences until the replacement options are issued. We expect to issue the replacement options on or about December 20, 2005.

The Offer to Exchange describes the differences between the replacement options and the options eligible for exchange as well as the process pursuant to which you may elect to exchange your options.
We are ready to answer your questions regarding the Offer to Exchange. In the event that we are unable to answer your questions on this call, we will contact you by phone to provide the answer to your question. In the event that we believe that the answer is of general importance to the eligible employees, we will provide a supplemental communication to all of the eligible holders.
We will now open the call to questions.
[Q&A Session]
If there are no further questions at this time, we will now conclude this call. If you have any further questions in the future, please contact Terri Gibbons, as indicated in the Offer to Exchange.
Thank you for your participation.